UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Salon Media Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

79549F108

(CUSIP Number)

Stuart Fagin, Esq.

Adobe Systems Incorporated

345 Park Avenue

San Jose, CA 95110-2704

(408) 536-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 23, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 79549F108

1.	Names of Reporting Persons Adobe Systems Incorporated

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 334,468(1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 334,468(1)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 334,468(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.2%

14.	Type of Reporting Person (See Instructions) CO

(1) Includes 334,468 shares of Common Stock issuable upon conversion of 125 shares of Series B Preferred Stock held by Reporting Person.  Issuer’s Chairman of the Board, Dr. John E. Warnock, is co-Chairman of the Board of Reporting Person and hereby disclaims beneficial ownership of the shares held by Reporting Person.

Item 1.	Security and Issuer
Common Stock, par value $0.001; Salon Media Group, Inc., a Delaware corporation with principal executive offices located at 101 Spear Street, Suite 203, San Francisco, CA 94105.

Item 2.	Identity and Background

Adobe Systems Incorporated, a Delaware corporation, in the principal business of graphics software development, manufacture and licensing, with principal executive offices located at 345 Park Avenue, San Jose, CA 95110.

(d)  No

(e)  No

Item 3.	Source and Amount of Funds or Other Consideration
Working capital.

Item 4.	Purpose of Transaction
General investment.

Item 5.	Interest in Securities of the Issuer

(a) 334,468 shares of Common Stock, which represents 14.2% of the Common Stock, issuable upon conversion of 125 shares of Series B Preferred Stock.

(b) 334,468 shares of Common Stock, over which Adobe Systems Incorporated has sole voting and dispositive power.

(c) Disposition of 109,379 shares of Common Stock by Adobe Systems Incorporated at $0.00 per share on November 23, 2009 by Confirmation of Surrender and Abandonment of Interest Agreement with Issuer dated November 23, 2009.

(d)  Inapplicable.

(e)  Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Adobe Systems Incorporated is party to (i) a Securities Purchase Agreement with Issuer dated February 14, 2002, (ii) an Amended and Restated Securities Rights Agreement with Issuer and holders of Registrable Securities (as defined therein) dated February 14, 2002 and (iii) a Confirmation of Surrender and Abandonment of Interest Agreement with Issuer dated November 23, 2009.

Item 7.	Material to be Filed as Exhibits
Inapplicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 23, 2009
Date
/s/ Karen Cottle
Signature
Karen Cottle/Senior VP, General Counsel and Secretary
Name/Title

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).